Exhibit 99.1

News

Contact:
Uri Birenberg
CFO
(972) 77-774-5060
RADCOM Ltd.
urib@radcom.com

FOR IMMEDIATE RELEASE

RADCOM’S 2014 ANNUAL GENERAL MEETING APPROVES
ALL BOARD PROPOSALS

TEL AVIV, Israel – October 2, 2014 − RADCOM Ltd. (NASDAQ: RDCM) (“RADCOM”) announced today that at the Annual General Meeting of the shareholders of RADCOM, which was held on September 30th, 2014, all proposals made by RADCOM’s Board of Directors were passed. For the list of the proposals that were on the agenda for the Annual General Meeting of RADCOM's shareholders, please see the report on form 6-K filed by RADCOM with the Securities and Exchange Commission, on September 2, 2014.

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About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, LTE-A, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

For more information, please visit www.RADCOM.com.